Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penumbra, Inc.

Commission File No.: 001-37557

Date: January 15, 2026

On January 15, 2026, Boston Scientific Corporation made the below communication on its LinkedIn account:

Today we announced a definitive agreement to acquire Penumbra, Inc. a leading innovator in mechanical thrombectomy and neurovascular therapies. Penumbra's comprehensive portfolio includes differentiated devices to treat conditions such as pulmonary embolism, stroke, deep vein thrombosis, acute limb ischemia. heart attack and aneurysms. "Penumbra is a well-established company with an experienced, high-performing team and this acquisition offers Boston Scientific an opportunity to enter new, fast-growing segments within the vascular space," said Mike Mahoney, chairman and chief executive officer, Boston Scientific. "I'm thrilled to combine the talents and shared values of our teams and expand access for these novel technologies to more patients and customers around the world."